Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

WYNDHAM INTERNATIONAL, INC.

(in thousands)

	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Earnings:
Income (loss) from continuing operations before income taxes and minority interest	(115,874)	(139,462)	(236,290)	(244,313)	(173,030)
Add back: fixed charges	192,281	168,968	194,933	264,990	301,268

	$76,407	$29,506	$(41,357)	$20,677	$128,238

Fixed Charges:
Interest expense, including amortization of deferred loan costs	192,281	168,968	194,933	261,138	298,098
Capitalized interest	—	—	—	3,852	3,170

	$192,281	$168,968	$194,933	$264,990	$301,268

Ratio:	0.40	0.17	(0.21)	0.08	0.43

Deficiency of earnings to fixed charges	$115,874	$139,462	$236,290	$244,313	$173,030